N E W S   R E L E A S E

WORLD’S DEEPEST OFFSHORE WIND FARM NEARING INSTALLATION

CALGARY, Alberta – July 18, 2006 – Energy Commissioner for the European Union, Andris Piebalgs, and Deputy First Minister for Scotland, Nicol Stephen, visited the Talisman operated Beatrice oil platform today as work started on the installation of a 35 million GBP (C$70 million) deepwater wind farm demonstrator project 25 kilometres off the east coast of Scotland.

The project, a joint venture between Talisman Energy (UK) Limited and Scottish and Southern Energy (SSE), will use two of the largest turbines installed anywhere in the world to test the technical and economic feasibility of deepwater wind farms in water depths of about 45 metres. Electricity generated by the demonstrator project will be used to power the Beatrice platform.

Energy Commissioner, Andris Piebalgs, visited Scotland on July 17 and 18 to gain insight into the project and Scotland’s current energy scene. As part of his tour, the Commissioner visited the Beatrice oil platform with the Deputy First Minister, Nicol Stephen, and Talisman Energy Inc. President and Chief Executive Officer, Dr. Jim Buckee.

The Commissioner viewed modifications being made to tie-in the cable linking the turbines to the platform and the special bird radar system, which is part of an innovative environmental data gathering program.  The tour included sight of an ERIC (Emergency Rapid Intervention Craft), which will be used to access the turbines to carry out inspection and maintenance.  Installation of the first sub-structure jacket was also visible from the platform.

Commissioner Piebalgs then visited the Nigg Fabrication Yard in Northern Scotland where he saw the wind turbine components, including one of the turbines assembled onto the installation system, as well as the turbine blades and ancillary equipment.

“We are already well advanced in the process of fixing the substructure jackets to the sea bed and the next step is to complete the assembly of the turbines and fix these to the jackets,” said Dr. Jim Buckee. “This project is already utilizing many of the project management, engineering and fabrication skills and techniques developed in the UK’s offshore oil and gas industry. Such skills are transferable and underline the role the oil and gas sector is able to play in developing offshore wind. An important element of the project is that it will extend the life of the Beatrice platform and help maximize oil recovery from this field.”

The European Community (€6m), the Scottish Executive (£3m) and the UK’s Department of Trade and Industry (£3m) provided funding for the project with the remainder coming from Talisman, SSE and other partners.

“I am delighted to be able to be here today and see for myself the scale of these turbines and learn about the assembly and installation process,” said Commissioner Piebalgs. “The Demonstrator Project is a central part of DOWNVInD (Distant Offshore Wind Farms With No Visual Impact In Deepwater), which includes 18 different organizations from six European countries. DOWNVInD is our largest renewable energy research and development program and will help ensure that Europe is well positioned to take a global lead in developing deepwater offshore wind farms.”

Mr. Stephen added: “I am delighted that the Scottish Executive has been able to provide substantial funding support for this project.  The pioneering deepwater wind farm development offers the potential to take offshore wind farm technology to a new level.

“Scottish companies have over 30 years of experience of working in the challenging conditions of the North Sea.  Scotland now also has the opportunity to become a world leader in renewable energy technology, including offshore wind, wave and tidal power.

“We have set ourselves a target of generating at least 40 per cent of Scottish electricity from renewable energy sources by 2020.  The success of this Demonstrator Project will play an important part of achieving that target.”

The first of the two five megawatt turbines, which are approximately 85 metres high, will sail out from Nigg in early August, dependent on weather conditions.  The turbines will be transported to the installation site by the Rambiz heavy lift crane barge, which has a lifting capacity of 3,300 tons.

The existing Beatrice infrastructure has been modified to use the electricity generated by the demonstrator turbines. The field's production platforms will also provide a base from which to carry out turbine monitoring and maintenance.

Talisman Energy (UK) is a wholly owned subsidiary of Talisman Energy Inc. Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate

Christopher J. LeGallais

& Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196  Fax:  403-237-1210

Phone:

403-237-1957  Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email:

 tlm@talisman-energy.com

21-06

Advisory – forward-looking statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include, statements regarding the timing and project scope of a deepwater wind farm demonstrator project, the impact of the project on the Beatrice platform and field, the impact of the project on wind turbine technology generally, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” , “positioned”,  “goal” , “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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potential delays or changes in plans with respect to the development of the wind farm project or capital expenditures and funding;

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health, safety and environmental risks;

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

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the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis – Risks and Uncertainties” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.